UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 10)

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company)

BUCKEYE TECHNOLOGIES INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities)

John B. Crowe

Chairman of the Board of Directors and

Chief Executive Officer

Buckeye Technologies Inc.

P.O. Box 80407

1001 Tillman Street

Memphis, Tennessee 38108-0407

(901) 320-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

William J. Tuttle

Derek M. Winokur

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Buckeye Technologies Inc., a Delaware corporation (“Buckeye”), on May 7, 2013. The Schedule 14D-9 relates to the offer by GP Cellulose Group LLC, a Delaware limited liability company (“Purchaser”), and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Georgia-Pacific”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Buckeye at a price of $37.50 per share, net to the seller thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013, and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser and Georgia-Pacific with the SEC on May 7, 2013.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person

Item 2 is hereby amended and supplemented by adding the following sentences to the end of the third paragraph under the subheading entitled “Tender Offer” on page 2 of the Schedule 14D-9:

“On June 26, 2013, the Purchaser elected to terminate the previously announced Offer in accordance with the terms of the Merger Agreement and to convert to a “long form” merger in its pending acquisition of Buckeye. Under the Merger Agreement, Buckeye has agreed to hold a special meeting of its stockholders promptly to consider and vote on the adoption of the Merger Agreement. The press release announcing the termination of the Offer and conversion to a “long form” merger is filed as Exhibit (a)(17) hereto and incorporated herein by reference.”

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Document

(a)(17)	Press Release issued by Georgia-Pacific, dated June 26, 2013 (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to Schedule 14D-9 is true, complete and correct.

BUCKEYE TECHNOLOGIES INC.

By:	/s/ Sheila Jordan Cunningham
Name:	Sheila Jordan Cunningham
Title:	Senior Vice President, General Counsel and Secretary

Date: June 26, 2013